February 12, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Mr. Jacob Luxenburg,

Mr. Kevin Vaughn

Re: Zander Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-220790

Dear Mr.Luxenburg and Mr. Vaughn,

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated February 1, 2017 (the “Comment Letter”) relating to the Financial Statements and related matters included in that Registration Statement on Form S-1/A  of Zander Therapeutics, Inc. (The "Company").

1

“As it pertains to your response to prior comment 13 and your stock-based compensation policy, please provide us with a detailed explanation of how you utilized an "estimation as to an amount at which an asset could be exchanged between knowledgeable and willing parties in an arms length transaction" in order to estimate the fair value of both common and preferred shares issued to employees and non-employees as compensation.

To that extent, provide us with:

•	A table presenting the results of all valuations performed subsequent to July 1, 2016. The table should include the date of the valuations performed, as well as the result of those valuations.
•	A description of the supporting documentation utilized in establishing those valuations and a summary of each valuation.
•	How the valuations performed aligned with the methodology described in the AICPA's guide to the "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Both ASC 718 and ASC 505-50 require stock based compensation to be recorded at Fair Value. In determining Fair Value with regards to stock based compensation the Company considered several valuation methods

The Company has rejected utilizing a guideline public company valuation method in valuing its securities issued as compensation primarily due to the fact that true comparables have not been identified. The Company deals solely in the development of veterinary therapies whereas publicly traded companies operating in the same sector deal in a wide variety of pharmaceutical products intended for both human and nonhuman use.

The Company has also rejected valuation methods which require forecasting future cash flow or income. The Company’s products in development are unproven and the Company does not believe it can accurately forecast future cash flow or income. It is probable that products in different stages of development will be licensed or sublicensed to larger pharmaceutical companies on terms that will be finalized through negotiation. The Company does not believe it can, at this stage of development, accurately forecast those terms. Funding for the Company, including equity sales, has come almost exclusively through individuals and entities who have a relationship with the Company. Because the Company has concluded that such sales do not constitute “arms length” transactions such sales have not been utilized in calculating a valuation for the Company.

For all issuances other than the September 2017 issuance of 200 shares of Series AA Preferred the Company utilized Enterprise Value (FV of assets other than cash and cash equivalents plus FV of Debt) less FV of Debt. For the September 2017 issuance of 200 shares of Series AA Preferred the Company utilized Enterprise Value (FV of assets other than cash and cash equivalents plus FV of Debt).

The Company believes this appropriate given its current stage of development. Although the Company has licensed certain IP from a company under common control and although some of that IP has been granted patent protection, none of either the Company’s internally developed IP or licensed IP constitutes a saleable product. The Company estimates that it will require $1,500,000 to complete medicinal chemistry studies with regards to the Company’s products in development. Medicinal chemistry is the process by which trained chemists modify a starting compound (called a parent compound) in an effort to optimize its characteristics such as binding affinity and toxicity profile. The Company estimates that it will require an additional $1,500,000 to complete pre-clinical studies with regards to the Company’s products in development. Pre-clinical studies refer to detailed cellular and animal studies that measure the toxic effects of the drug, how long it stays in the blood stream, efficacy, where it goes in the body and the best way to formulate and deliver the drug. The Company estimates that it will require a further additional $2,000,000 to complete studies required in order that Investigational New Animal Drug (INAD) Applications may be submitted to the United States Food and Drug Administration (FDA) with regards to the Company’s products in development. INAD-enabling studies include using the drug in its final commercial manufactured form in the target animals of interest to show efficacy in the field and to look for toxicity. In addition, the Company competes in a highly regulated industry against highly established competitors with much greater resources.

The Company has yet to have raised significant funding other than from persons which have an affiliation with the Company and the dates and terms of a liquidity event sufficient to fund the Company to the extent required cannot be forecast with any accuracy. Therefore, estimation of a future liquidity event ( eg an IPO) are not factored into the Company’s valuation analysis.

	Issuance 6,500,000 Series M Shares June 15, 2017

	IP		1030.5	1
			1030.5
Plus
	Notes Payable		119089	2
	Accrued Expenses		105749	3

Enterprise Value			225868.5
Less Fair Value of Debt			-224838
	Total		1030.5
	Per Share		0.0001084

2		Notes Payable June 15, 2017
3		Accrued Expenses June 15 2017
1		Calculated Value of IP as of June 15, 2017 includes
		(a)	Amounts expensed by the Company for R&D
		(b)	Discount for early stage

Based on 3,008,001 Common Shares outstanding and 6,500,000 Series M Shares Outstanding.

Valuation Performed July 1, 2017

	Issuance 1,000,000 Series M Shares June 20, 2017

	IP		1145	1
			1145
Plus
	Notes Payable		119089	2
	Accrued Expenses		105749	3
			224838

	Enterprise Value		225983
Less:	Debt		-224838
	Total		1145
	Per Share		0.0001090

2		Notes Payable June 20, 2017
3		Accrued Expenses June 20 2017
1		Calculated Value of IP as of June 20, 2017 includes
		(a)	Amounts expensed by the Company for R&D
		(b)	Discount for Early Stage

Based on 3,008,001 Common Shares outstanding and 7,500,000 Series M Shares Outstanding.

Valuation Performed July 1, 2017

July 10 2017 issuance of 500,000 common and 100,000 Series M Shares for Services

	IP		1145	1
	Total		1145
Plus
	Notes Payable		119089	2
	Accrued Expenses		106499	3
			225588
	Enterprise Value		226733
Less: Debt			-225588
Total			1145
	Per Share		0.0001

2		Notes Payable July 10, 2017
3		Accrued Expenses July 10 2017
1		Calculated Value of IP as of June 15, 2017 includes
		(a)	Amounts expensed by the Company for R&D
		(b)	Discount Early Stage

Based on 3,608,001 Common Shares outstanding and 7,600,000 Series M Shares Outstanding.

Valuation Performed October 2, 2017

August 21, 2017 Issuance of 1,400,000 Series M Shares for Services

	IP		1145	1
	Total		1145
Plus
	Notes Payable		221941	2
	Accrued Expenses		5349	3
			227290
	Enterprise Value		228435
Less:	Debt		-227290
Total			1145
	Per Share		0.0001

2		Notes Payable August 21, 2017
3		Accrued Expenses August 21 2017
1		Calculated Value of IP as of August 21, 2017 includes
		(a)	Amounts expensed by the Company for R&D
		(b)	Discount for Early Stage

Based on 3,608,001 Common Shares outstanding and 9,000,000 Series M Shares Outstanding.

Valuation Performed October 2, 2017

September 15 2017 Issuance 200 Series AA Preferred

	IP		1145	1
	Subtotal		1145
Less:
	Notes Payable		216941	2
	Accrued Expenses		6848	3
	Subtotal		223789
	Enterprise Value		224934
	Per Share		0.0178

2		Notes Payable September 15, 2017
3		Accrued Expenses September 15 2017
1		Calculated Value of IP as of September 15, 2017 includes
		(a)	Amounts expensed by the Company for R&D
		(b)	Discount Early Stage

Based on 3,608,001 Common Shares outstanding, 200 Series AA Shares Outstanding and 9,000,000 Series M Shares Outstanding.

Valuation Performed October 2, 2017

The AICPA's guide to the "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" recognizes that the stage of operational development of an enterprise is an important determinant of the value of the securities within the enterprise and an indicator for which valuation approach or approaches are generally more appropriate. As an enterprise that has no current salable product, has generated no product revenue to date and whose equity funding has been obtained almost exclusively from individuals with a connection to the Company, the Company believes its stage of development as of the date of issuance of securities as compensation most closely approximates what is described in the guide as “Stage 1”. As such, the Company believes that an asset based valuation approach is best.

REGARDING SECURITIES ISSUED FOR NONEMPLOYEE SERVICES: An entity is required to record the value of a transaction with a nonemployee based on the more reliably measurable fair value of either the good or service received or the equity instrument issued. Equity instruments issued to nonemployees include:

(a)	500,000 shares of Series M Preferred stock issued to Thomas Ichim in recognition of his general assistance to the Company on June 20, 2017
(b)	500,000 shares of Series M Preferred stock issued to Dr. Linda Black as consideration for entering into an Agreement to serve on the Company’s Scientific Advisory Board
(c)	500,000 shares of Common Stock issued to Brian Devine as consideration for entering into an agreement to act as Chairman of the Company’s Business Advisory Board on July 10, 2017
(d)	100,000 shares of Series M Preferred Stock issued to Dr. Jonathan Baell as consideration for general assistance rendered which provided benefit for the Company on July 10, 2017
(e)	400,000 shares of Series M Preferred Stock issued to Dr. Jonathan Baell as consideration for entering into an Agreement to serve on the Company’s Scientific Advisory Board onn August 21, 2017
(f)	500,000 shares of Series M Preferred Stock issued to Dr. Robin Gasse as consideration for entering into an Agreement to serve on the Company’s Scientific Advisory Board on August 21, 2017
(g)	400,000 shares of Series M Preferred Stock issued to Dr. Thomas Donnelly as consideration for entering into an Agreement to serve on the Company’s Scientific Advisory Board on August 21, 2017

Because of the sporadic and nonspecific nature of the services described above , a reliable value could not be established for the services provided. Therefore, the Company valued stock issued at Fair Value of the securities.

2

“As requested in our prior comment 16, please inform us how you accounted for all fees incurred stemming from the license agreement with Regen Biopharma as of your most recent balance sheet date and how you account for the annual anniversary fee. To that extent, explain to us why you did not accrue the annual anniversary fee evenly over the year, and such that a portion of the annual anniversary fee would be expensed in your financial statements for the period ended September 30, 2017. Tell us the accounting guidance on which you relied.”

$100,000 Nonrefundable Payment due and payable as of July 15, 2016 recognized July 15, 2016

$100,000 Nonrefundable Payment due and payable as of June 23, 2017 recognized June 23, 2017

$10,000 Minimum Royalty Recognized June 23, 2017.

The Company recognizes the expense as of the date due. In the event that the licensed IP ( which includes Know How) is challenged , made unavailable or otherwise impaired during the period the Agreement has no provision for pro rata payments to be made to the Licensor.

The Company accounts for license fees as “Research and Development” costs and expenses such costs as incurred in accordance with ASC 730 10 25 1.

Although not explicitly stated in the comment, the Company believes that the Commission’s comment stems from the Commission’s belief that the accounting for anniversary fees is subject to ASC 705 10 25 4A ( Contracts with Customers) which references Topic 606.

However, adoption of the above is not required prior to the fiscal year starting after 12/16/2017 for public companies and 12/16/2018 for nonpublic companies.

If the above stated is not the subject of the Commission’s concern the Company respectfully requests that the Commission inform the Company how it is in error.

3

“In response to our prior comment 15, you restated your financial statements to include both rent expense and salary expense incurred by Entest BioMedical, Inc. on your behalf. However, it does not appear that you have revised your footnote disclosure to discuss your accounting for these expenses. Therefore, as previously requested in our prior comment 15, please update your footnote disclosure to clearly explain your accounting for these expenses and to provide the information discussed in Question 2 of SAB Topic 1.B.”

Note 6 to the Financial Statements for the quarter ended September 30, 2017 shall be amended to include the following:

The Company has recognized $8,988 of rental expenses. This expense is equal to 100% of the rent paid by Entest Biomedical, Inc. for space occupied by the Company. The Company estimates that the cost that would have been incurred if the Company had operated as an unaffiliated entity during the period would have been identical.

The Company has recognized $18,000 of General and Administrative expenses paid by a related party. This expense is equal to 60% of the salary expense incurred by Entest Biomedical, Inc. for the salary of David R. Koos, the Company’s Chief Executive Officer. It is estimated by the Company that 60% of David Koos’ professional time during the quarter ended September 30, 2017 was spent on activities which benefitted the Company. The Company estimates that the cost that would have been incurred if the Company had operated as an unaffiliated entity during the period would have been in the range of $18,000 to $30,000.

Note 6 to the Financial Statements for the Year ended June 30, 2017 shall be amended to include the following:

The Company has recognized $38,502 of rental expenses. This expense is equal to 100% of the rent paid by Entest Biomedical, Inc. for space occupied by the Company. The Company estimates that the cost that would have been incurred if the Company had operated as an unaffiliated entity during the period would have been identical.

The Company has recognized $72,000 of General and Administrative expenses paid by a related party. This expense is equal to 60% of the salary expense incurred by Entest Biomedical, Inc. for the salary of David R. Koos, the Company’s Chief Executive Officer. It is estimated by the Company that 60% of David Koos’ professional time during the year ended June 30, 2017 was spent on activities which benefitted the Company. The Company estimates that the cost that would have been incurred if the Company had operated as an unaffiliated entity during the period would have been in the range of $72,000 to $120,000.

4

“In responding to our prior comment 17, it does not appear that you have disclosed the requested share terms of your issued Series M preferred shares. As such, please disclose this information, or inform us as to where exactly this information is provided in your financial statements. Also, in clarifying whether the shares are redeemable, you disclose in your financial statements that "none of the above mentioned shares which were issued as compensation are redeemable by the company." Further clarify whether the shares are redeemable by the holders, and as requested in our prior comment, explain how you made this determination.”

The Company believes the terms of the Series M Preferred Shares are clearly disclosed in Note 7 of the Notes to financial statements.

The Certificate of Designations for the Series M Preferred Stock is filed as an exhibit to the Registration Statement

https://www.sec.gov/Archives/edgar/data/1718644/000160706217000323/ex3i3.htm and the Company feels it is apparent that no redemption feature by either the Company or the Holder is incorporated therein.

There is nothing in any negotiated agreement for the issuance of Series M Preferred shares which gives rise to any redemption feature by the Company or any holder.

5

“In responding to our prior comment 18, you reference us back to your restated financial statements. However, it does not appear that you have provided the disclosure information required by ASC 718-10-50. As such, please tell us where you have provided this information in your financial statements, or revise to address the disclosure requirements of ASC 718-10-50.”

Section J of Note 1 to the financial statements for the period ended September 30, 2017 shall be amended to read as follows:

J. STOCK BASED COMPENSATION

Stock issued for Non-Employee Services

Stock Based compensation to non-employees is accounted for in accordance with ASC 505-50. ASC 505-50 requires entities to account for non-employee equity transactions based on either the fair value of the services received or the fair value of the equity instrument issued utilizing whichever measurement is most reliable. Stock issued for compensation to non employees during the quarter ended September 30, 2017 were accounted for at the fair value of the equity instruments issued as there were no dollar amounts billed to the Company for services rendered by the non employees .

In determining the Fair Value of shares issued as compensation, the Company took into account factors including the financial condition of the Company at the time of grant , the Company’s lack of profitability, the frequency and amount of cash sales of the Company’s stock, and the Company’s negative working capital as of the time of grant.

Pursuant to ASC 505-50-30-11505-50-30-11 an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

i.        The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment); and

ii.        The date at which the counterparty’s performance is complete.

The Company has assessed that the date of issuance of the stock grant constituted commitment for performance therefore stock grants to nonemployees issued during the period were measured as of the issue date.

The following Summarizes the Company’s issuance of stock for nonemployee services for the quarter ended September 30, 2017:

Common Shares
	Number of Shares
Balance July 1, 2017		Weighted Average Fair Value
Unvested Shares	0
Vested Shares	0
Total July 1, 2017	0
Shares Issued Vested	500000	50
Balance September 30, 2017	500000	50

Series M Preferred Shares
	Number of Shares	Weighted Average Fair Value
Balance July 1, 2017
Unvested Shares	0
Vested Shares	6000000	6000000
Total July 1, 2017	6000000	600
Unvested Shares Issued	0
Vested Shares Issued	1500000	150
Balance 9/30/2017	7500000	750

In determining Fair Value for shares issued to nonemployees an asset based valuation method was utilized , specifically Enterprise Value(Assets Less Cash and Cash Equivalents plus Fair Value of Debt) less Fair Value of Debt. The following inputs were utilized.

500,000 of the Common Shares of the Company and 100,000 of the Series M Preferred Shares of the Company issued on July 10, 2017:

Fair Value of Intellectual Property as of July 10, 2017	$1145
Notes Payable as of July 10, 2017	$119.089
Accrued Expenses as of July 10, 2017	$106,499
Enterprise Value as of July 10, 2017	$226,733
Fair Value per Share of Common	$0.000102

1,400,000 of the Series M Preferred Shares of the Company issued August 21, 2017

Fair Value of Intellectual Property as of August 21, 2017	$1145
Notes Payable as of August 21, 2017	$221,941
Accrued Expenses as of August 21, 2017	$5,349
Enterprise Value as of August 21, 2017	$228,435
Fair Value per Share of Series M Preferred	$0.00009

During the quarter ended September 30, 2017 the Company recognized a compensation expense of $154 for stock compensation for non employee services.

Stock issued for Employee Compensation

Stock based compensation to employees is accounted for at the award’s fair value at grant, less the amount (if any) paid by the award recipient.

In determining the Fair Value of shares issued as compensation, the Company took into account factors including the financial condition of the Company at the time of grant , the Company’s lack of profitability, the frequency and amount of cash sales of the Company’s stock, and the Company’s negative working capital as of the time of grant.

Series AA Preferred Shares
	Number of Shares	Weighted Average Fair Value
Balance July 1, 2017
Unvested Shares	0
Vested Shares	0
Total July 1, 2017	0
Vested Shares Issued	200	0.08
Balance 9/30/2017	200	0.08

In determining Fair Value for shares issued to employees an asset based valuation method was utilized. The following inputs were utilized; specifically Enterprise Value (Assets Less Cash and Cash Equivalents plus Fair Value of Debt). The following inputs were utilized:

200 Shares of the Company’s Series AA Preferred Stock issued September 15, 2017

Fair Value of Intellectual Property as of September 15, 2017	$1145
Notes Payable as of September 15, 2017	$216,941
Accrued Expenses as of September 15, 2017	$6848
Enterprise Value	$224,934
Fair Value per Share of Common and Series M Preferred

During the quarter ended September 30, 2017 the Company recognized negligible compensation expense for stock compensation to employees.

Section J of Note 1 to the financial statements for the year ended June 30, 2017 shall be amended to read as follows:

J. STOCK BASED COMPENSATION

Stock issued for Non-Employee Services

Stock Based compensation to non-employees is accounted for in accordance with ASC 505-50. ASC 505-50 requires entities to account for non-employee equity transactions based on either the fair value of the services received or the fair value of the equity instrument issued utilizing whichever measurement is most reliable. Stock issued for compensation to non employees during the year ended June 30, 2017 were accounted for at the fair value of the equity instruments issued as there were no dollar amounts billed to the Company for services rendered by the non employees .

In determining the Fair Value of shares issued as compensation, the Company took into account factors including the financial condition of the Company at the time of grant , the Company’s lack of profitability, the frequency and amount of cash sales of the Company’s stock, and the Company’s negative working capital as of the time of grant.

Pursuant to ASC 505-50-30-11505-50-30-11 an issuer shall measure the fair value of the equity instruments in these transactions using the stock price and other measurement assumptions as of the earlier of the following dates, referred to as the measurement date:

i.        The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment); and

ii.        The date at which the counterparty’s performance is complete.

The Company has assessed that the date of issuance of the stock grant constituted commitment for performance therefore stock grants to nonemployees issued during the period were measured as of the issue date.

The following Summarizes the Company’s issuance of stock for nonemployee services for the year ended June , 2017:

Series M Preferred Shares
	Number of Shares	Weighted Average Fair Value
Balance July 1, 2016
Unvested Shares	0
Vested Shares	0
Total July 1, 2016	0
Shares Issued Vested	6000000	600
Balance June 30, 2017	6000000	600

In determining Fair Value for shares issued to nonemployees an asset based valuation method was utilized , specifically Enterprise Value(Assets Less Cash and Cash Equivalents plus Fair Value of Debt) less Fair Value of Debt. The following inputs were utilized.

5,000,000 of the Series M Preferred Shares of the Company issued June 15, 2017, 2017

Fair Value of Intellectual Property as of June 15, 2017	$1030
Notes Payable as of June 15, 2017	$119,089
Accrued Expenses as of June 15, 2017	$105,749
Enterprise Value	$225,868
Fair Value per Share of Series M Preferred	$0.0001084

1,000,000 of the Series M Preferred Shares of the Company issued June 20, 2017, 2017

Fair Value of Intellectual Property as of June 20, 2017	$1145
Notes Payable as of June 20, 2017	$119,089
Accrued Expenses as of June 20, 2017	$105,749
Enterprise Value	$225,983
Fair Value per Share of Series M Preferred	$0.0001090

During the year ended June 30, 2017 the Company recognized a compensation expense of $600 for stock compensation for non employee services.

Stock issued for Employee Compensation

Stock based compensation to employees is accounted for at the award’s fair value at grant, less the amount (if any) paid by the award recipient.

In determining the Fair Value of shares issued as compensation, the Company took into account factors including the financial condition of the Company at the time of grant , the Company’s lack of profitability, the frequency and amount of cash sales of the Company’s stock, and the Company’s negative working capital as of the time of grant.

Series M Preferred Shares
	Number of Shares	Weighted Average Fair Value
Balance July 1, 2016
Unvested Shares	0
Vested Shares	0	0
Total June 30, 2016	0
Shares Issued Vested	1500000	150
Balance June 30, 2017	1500000	150

In determining Fair Value for shares issued to employees as compensation an asset based valuation method was utilized , specifically Enterprise Value(Assets Less Cash and Cash Equivalents plus Fair Value of Debt) less Fair Value of Debt. The following inputs were utilized.

1,500,000 of the Series M Preferred Shares of the Company issued June 15, 2017, 2017

Fair Value of Intellectual Property as of June 15, 2017	$1030
Notes Payable as of June 15, 2017	$119,089
Accrued Expenses as of June 15, 2017	$105,749
Enterprise Value	$225,868
Fair Value per Share of Series M Preferred	$0.0001084

During the year ended June 30, 2017 the Company recognized a compensation expense of $150 for stock compensation for employee services.

6

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Estimates, page 74 As it pertains to your Critical Accounting Policies section and our prior comment 19, please address the following:

•	Further expand your stock-based compensation disclosure to include a discussion of each valuation performed subsequent to July 1, 2016. The discussion should include the date of each valuation performed, as well as the fair value of your shares determined on each of those dates.
•	Include discussion of your policy for how you estimate research and development expense incurred. Specifically, focus on your estimates stemming from costs incurred relating to services performed by contract research organizations (CRO's).

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies.

Stock Based compensation to non-employees is accounted for in accordance with ASC 505-50. ASC 505-50 requires entities to account for non-employee equity transactions based on either the fair value of the services received or the fair value of the equity instrument issued utilizing whichever measurement is most reliable.

Stock based compensation to employees is accounted for at the award’s fair value at grant, less the amount (if any) paid by the award recipient.

In determining the Fair Value of shares issued as compensation, the Company takes into account factors including the financial condition of the Company at the time of grant , the Company’s lack of profitability, the frequency and amount of cash sales of the Company’s stock, and the Company’s negative working capital as of the time of grant.

Both ASC 718 and ASC 505-50 require stock based compensation to be recorded at Fair Value.In determining Fair Value of shares issued for nonemployee services an asset based valuation method was utilized , specifically Enterprise Value(Assets Less Cash and Cash Equivalents plus Fair Value of Debt) less Fair Value of Debt. The following inputs were utilized.

5,000,000 of the Series M Preferred Shares of the Company issued June 15, 2017, 2017

Fair Value of Intellectual Property as of June 15, 2017	$1030
Notes Payable as of June 15, 2017	$119,089
Accrued Expenses as of June 15, 2017	$105,749
Enterprise Value	$225,868
Fair Value per Share of Series M Preferred	$0.0001084

1,000,000 of the Series M Preferred Shares of the Company issued June 20, 2017, 2017

Fair Value of Intellectual Property as of June 20, 2017	$1145
Notes Payable as of June 20, 2017	$119,089
Accrued Expenses as of June 20, 2017	$105,749
Enterprise Value	$225,983
Fair Value per Share of Series M Preferred	$0.0001090

500,000 of the Common Shares of the Company and 100,000 of the Series M Preferred Shares of the Company issued on July 10, 2017:

Fair Value of Intellectual Property as of July 10, 2017	$1145
Notes Payable as of July 10, 2017	$119.089
Accrued Expenses as of July 10, 2017	$106,499
Enterprise Value as of July 10, 2017	$226,733
Fair Value per Share of Common	$0.000102

1,400,000 of the Series M Preferred Shares of the Company issued August 21, 2017

Fair Value of Intellectual Property as of August 21, 2017	$1145
Notes Payable as of August 21, 2017	$221,941
Accrued Expenses as of August 21, 2017	$5,349
Enterprise Value as of August 21, 2017	$228,435
Fair Value per Share of Series M Preferred	$0.00009

In determining Fair Value for 1,500,000 Series M Preferred shares issued to employees as compensation an asset based valuation method was utilized; specifically Enterprise Value(Assets Less Cash and Cash Equivalents plus Fair Value of Debt) less Fair Value of Debt. The following inputs were utilized.

1,500,000 of the Series M Preferred Shares of the Company issued June 15, 2017, 2017

Fair Value of Intellectual Property as of June 15, 2017	$1030
Notes Payable as of June 15, 2017	$119,089
Accrued Expenses as of June 15, 2017	$105,749
Enterprise Value	$225,868
Fair Value per Share of Series M Preferred	$0.0001084

In determining Fair Value for 200 Series AA Preferred shares issued to employees as compensation an asset based valuation method was utilized; specifically Enterprise Value(Assets Less Cash and Cash Equivalents plus Fair Value of Debt). The following inputs were utilized.

200 Shares of the Company’s Series AA Preferred Stock issued September 15, 2017

Fair Value of Intellectual Property as of September 15, 2017	$1145
Notes Payable as of September 15, 2017	$216941
Accrued Expenses as of September 15, 2017	$6848
Enterprise Value	$224,934
Fair Value per Share of Series M Preferred	$0.0178

Valuations for stock issued for compensation and nonemployee services during the three months ended September 30, 2017 were performed on October 2, 2017. Valuations for stock issued for compensation and nonemployee services during the year ended June 30, 2017 were performed on July 1, 2017

For the three months ended September 30,2017 and 2016

Revenues were $0 for the three months ended September 30, 2017 and $0 for the same period ended 2016. Net losses were $99,803 and $28,113 for the three months ended September 30, 2017 and 2016 respectively.

The increase in Net Losses of approximately 255% is primarily attributable to

(a)	Interest incurred on Notes Payable to Entest Biomedical, Inc. during the quarter ended September 30, 2017

(b)	$48,658 in consulting costs attributable to services provided by a third party consultant such services consisting of the sourcing for the benefit of the Company of veterinary contract research organizations.

(c)	$9,023 in Audit fees paid to the Company’s independent public accountant

(d)	$3,000 in expenses attributable to public relations

(e)	$142 in legal fees

(f)	$3,850 paid to a consultant for accounting related services

(g)	$1,710 in fees paid to the Company’s transfer agent

(h)	$1,446 in office related expenses

By contrast, during the same quarter ended 2016 , expenses recognized by the Company consisted solely of compensation expenses to the Company’s Chief Executive Officer and Rental Expense recognized for the use of office space, both of which were paid by Entest Biomedical, Inc.

During the quarter ended September 30, 2017 $154 in expenses were paid in stock.

For the Year Ended June 30, 2017 and 2016

Revenues were $0 for the year ended June 30, 2017 and $0 for the year ended June 30, 2016. Net losses were $360,085 and $114,437 for the years ended June 30 2017 and 2016 respectively.

The increase in Net Losses of approximately 214% is primarily attributable to increases in expenses related to Research and Development which were $224,600 for the year ended June 30, 2017 as opposed to 0 for the same period ended 2016.

These expenses consisted of the following:

(i)	$200,000 of Anniversary Fees incurred pursuant to that license agreement entered into by and between the Company and Regen Biomedical, Inc.

(j)	$10,000 minimum royalty payment due and payable to Regen Biopharma, Inc. pursuant to that license agreement entered into by and between the Company and Regen Biomedical, Inc.

(k)	$12,600 of fees paid to Contract Research Organizations

(l)	$2,000 paid to a consultant

Other factors contributing to the rise in Net Losses during the year ended June 30, 2017 when compared to the same period ended 2016 include interest incurred on outstanding Notes Payable. By contrast, during the year ended June 30, 2016 expenses paid by the Company consisted of the recognition of salary expense of the Company’s Chief Executive Officer of $72,000 ( paid for by Entest Biomedical, Inc.), rental expenses and $905 in corporate fees also paid for by Entest Biomedical, Inc.

Contract Research Organization Fees were recognized as of the date that contracted for studies have been completed and results delivered to the Company.

During the Year ended June 30, 2017 $750 of expenses were paid in stock.

A Valuation Allowance of 100% has been recognized against a Net Operating Loss (NOL) Carryforward of $230,924 as of September 30, 2017 and $196,990 as of June 30, 2017.

If as a result of a stock transfer or a reorganization, a corporation undergoes an “ownership change,” Code Section 382 limits the corporation’s right to use its NOLs each year thereafter to an annual percentage of the fair market value of the corporation at the time of the ownership change (the “Section 382 Limitation”).

A corporation is considered to undergo “an ownership change” if, as a result of changes in the stock ownership by “5-percent shareholders” or as a result of certain reorganizations, the percentage of the corporation’s stock owned by those 5-percent shareholders increases by more than 50 percentage points over the lowest percentage of stock owned by those shareholders at any time during the prior three-year testing period. Five-percent shareholders are persons who hold 5% or more of the stock of a corporation at any time during the testing period as well as certain groups of shareholders (based typically on whether they acquired their shares in a single offering or exchange transaction) who are not individually 5-percent shareholders.

As the Company will require cash infusions in order to implement its business plan, and as it is probable, although not guaranteed, that such funding needs may be met through the sale of equity securities to “5-percent shareholders”, the Company recognized a valuation allowance equal to the deferred Tax Asset

7

The Company believes it has now addressed all concerns that the Commission may regarding the Financial Statements and related matters included in the Comment Letter. Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities Act of 1933 . If, at any time, you have any further questions, please let us know.

Sincerely,

/s/David R. Koos

David R. Koos,

Chairman & CEO